Exhibit 99.1

JOYY Reports Second Quarter 2020 Unaudited Financial Results

Guangzhou, China, August 12, 2020 - JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global video-based social media platform, today announced its unaudited financial results for the second quarter of 2020.

Second Quarter 2020 Financial Highlights1

•	Net revenues increased by 36.3% to RMB5,840.1 million (US$826.6 million) from RMB4,284.8 million in the corresponding period of 2019.
•	Net income from continuing operations attributable to controlling interest of JOYY Inc.[2] was RMB619.4 million (US$87.7 million), compared to net loss RMB6.1 million in the corresponding period of 2019, primarily due to the impact of income from fair value change in investment.
•	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.[3] increased by 38.3% to RMB493.6 million (US$69.9 million) from RMB357.0 million in the corresponding period of 2019, primarily due to the decrease in the operation loss of Bigo Inc (“Bigo”).

1 On April 3, 2020, the Company transferred 16,523,819 Class B ordinary shares of HUYA Inc. (NYSE: HUYA) (“Huya”) to Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”) for an aggregate purchase price of approximately US$262.6 million, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya from JOYY. Immediately after the closing of such share transfer, Tencent increased its voting power in Huya to 50.1% on a fully-diluted basis, or 50.9% calculated based on the then total issued and outstanding shares of Huya, and started to consolidate financial statements of Huya. Starting from the second quarter of 2020, the Company deconsolidated Huya and Huya’s historical financial results are and will be reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. After the deconsolidation of Huya, the Company accounts for its investment in Huya as an equity method investment and apply the equity method accounting one quarter in arrears to enable the Company to provide its financial disclosures regardless of Huya's reporting schedule, which may be different with that of the Company. Share of income or loss from the investment in Huya will be included in net income or loss from continuing operations.

2 Net income from continuing operations attributable to controlling interest of JOYY Inc., is net income from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc. is a non-GAAP financial measure, which is defined as net income from continuing operations attributable to controlling interest of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, fair value change on derivatives, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to reversal of RMB125.8 million (US$17.8 million) and RMB363.1 million in the second quarters of 2020 and 2019, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

1

Second Quarter 2020 Operational Highlights

•	Global average mobile MAUs[4] increased by 21.0% to 457.1 million, among that 91.0% were from markets outside of China.
•	Average mobile MAUs of Likee (formerly known as Like) increased by 86.2% to 150.3 million from 80.7 million in the corresponding period of 2019.
•	Average mobile MAUs of global live streaming services increased by 20.4% to 102.3 million from 85.0 million in the corresponding period of 2019, among that (i) 41.2 million were from YY, which increased by 6.0% year over year; and (ii) 61.1 million were from outside of China, including 29.4 million from Bigo Live, which increased by 41.3% year over year, and 31.7 million from HAGO, which increased by 25.3% year over year.
•	Average mobile MAUs of video communication service was 204.4 million.
•	Total number of paying users[5] of YY decreased by 2.2% to 4.1 million from 4.2 million in the corresponding period of 2019, primarily due to the impact of COVID-19.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “During the second quarter of 2020, we maintained our focus on empowering our live streaming and short-form video dual-growth engine as we continued to upgrade our platforms, localize our operations, and create joyful experiences for people around the world. To help people cope with the difficulties of COVID-19, we leveraged Bigo Live and our extensive global coverage to launch a series of online charity events, including a 24-hour non-stop globe charity concert, to enhance Bigo Live’s brand recognition in various markets and fuel the platform’s robust operating performance. As a result, during the quarter, Bigo Live’s mobile MAUs and paying users achieved very impressive growth, and live streaming revenues of Bigo segment contributed more than half of our total live streaming revenues for the first time ever. On the short-form video front, we also focused on cultivating Likee’s global ecosystem by diversifying its content offerings, refining its product features, and tailoring its expansion initiatives to different regions. Likee’s total MAUs increased by 86.2% year over year to 150.3 million in the second quarter of 2020. Meanwhile, we also continued to pave the way for Hago’s future growth by refining its social features to cultivate the platform’s social atmosphere and enhance its monetization capabilities.”

Mr. Li continued, “On the domestic front, we continued to strengthen our leadership in China’s entertainment live streaming industry by further diversifying YY Live’s live streaming content offerings through the introduction of new live streaming celebrity variety shows and more diverse live streaming channels. Looking ahead, we believe that our thriving global ecosystem will enable our network effects to strengthen, product matrix synergies to evolve, and user base to expand. Despite the outbreak of COVID-19 and resulting macroeconomic and geopolitical uncertainty, we believe that the global landscape for live streaming and short-form videos remains promising, and we plan to uphold our commitment to building a truly world-class video-based social media platform for all.”

4 Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 Refers to a registered user that has purchased virtual items on YY’s platforms at least once during the period presented.

2

Mr. Bing Jin, Chief Financial Officer of JOYY, further commented, “Despite the myriad of challenges we have faced from the COVID-19 outbreak and geopolitical uncertainties, we once again delivered strong financial results. In the second quarter of 2020, our total revenues grew by 36.3% year over year to RMB5.84 billion, exceeding the high-end of our previous guidance. In particular, the Bigo segment’s revenue grew by 148.8% year over year to RMB 3,062.7 million, mostly driven by live streaming revenue growth. While the impact of COVID-19 on the macro economy is generally impossible to predict, we are confident that the underlying strength of our business model, sufficient cash reserves, and strong cash generation capabilities will enable us to sustain our growth momentum going forward. As such, our long-term plans remain largely unchanged, and we will continue to invest in cultivating our global live streaming and short-from video ecosystem to empower our dual-growth engine.”

Second Quarter 2020 Financial Results

NET REVENUES

Net revenues increased by 36.3% to RMB5,840.1 million (US$826.6 million) in the second quarter of 2020 from RMB4,284.8 million in the corresponding period of 2019, primarily driven by an increase in live streaming revenues in Bigo segment.

Live streaming revenues increased by 40.1% to RMB5,607.7 million (US$793.7 million) in the second quarter of 2020 from RMB4,001.3 million in the corresponding period of 2019, primarily attributable to the continued live streaming revenues growth in Bigo segment.

Other revenues decreased by 18.0% to RMB232.3 million (US$32.9 million) in the second quarter of 2020 from RMB283.5 million in the corresponding period of 2019, primarily due to the decrease in other revenues in YY segment.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 50.8% to RMB3,769.1 million (US$533.5 million) in the second quarter of 2020 from RMB2,499.0 million in the corresponding period of 2019. Revenue-sharing fees and content costs increased to RMB2,597.4 million (US$367.6 million) in the second quarter of 2020 from RMB1,793.7 million in the corresponding period of 2019 as a result of the increase in live streaming revenues of the Company. Bandwidth costs increased to RMB280.7 million (US$39.7 million) in the second quarter of 2020 from RMB228.1 million in the corresponding period of 2019, as the overseas user base and time spent continued to expand following the consolidation of Bigo.

3

Gross profit increased by 16.0% to RMB2,071.0 million (US$293.1 million) in the second quarter of 2020 from RMB1,785.7 million in the corresponding period of 2019. Gross margin was 35.5% in the second quarter of 2020, compared to 41.7% in the corresponding period of 2019. The gross margin contraction was primarily caused by the fact that Bigo segment had lower gross margin but contributed significantly greater portions of net revenues in the second quarter of 2020, compared to the corresponding period of 2019.

OPERATING INCOME

Operating expenses were RMB2,016.0 million (US$285.3 million) in the second quarter of 2020, compared to RMB1,791.6 million in the corresponding period of 2019. Among the operating expenses, sales and marketing expenses decreased to RMB909.8 million (US$128.8 million) in the second quarter of 2020 from RMB979.9 million in the corresponding period of 2019, primarily due to the Company’s less spending in sales and marketing activities in overseas markets due to the COVID-19 outbreak. Research and development expenses increased to RMB693.5 million (US$98.2 million) in the second quarter of 2020 from RMB550.0 million in the corresponding period of 2019, mostly due to the increasing headcount and investments in talent recruitment as part of the Company’s efforts to enhance its research and development capabilities.

Operating income was RMB95.2 million (US$13.5 million) in the second quarter of 2020, compared to RMB4.3 million in the corresponding period of 2019. Operating margin was 1.6% in the second quarter of 2020, compared to 0.1% in the corresponding period of 2019, primarily due to the decrease in operation loss of Bigo segment.

Non-GAAP operating income6 increased by 24.6% to RMB509.3 million (US$72.1 million) in the second quarter of 2020 from RMB408.7 million in the corresponding period of 2019. Non-GAAP operating margin7 was 8.7% in the second quarter of 2020, compared to 9.5% in the corresponding period of 2019.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY Inc. was RMB619.4 million (US$87.7 million) in the second quarter of 2020, compared to net loss RMB6.1 million in the corresponding period of 2019. Net margin was 10.6% in the second quarter of 2020, compared to negative 0.1% in the corresponding period of 2019, mainly due to the income from fair value gain resulting in fair value change in an investment which recorded observable price change in the second quarter of 2020.

6 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

7 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

4

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc. increased by 38.3% to RMB493.6 million (US$69.9 million) in the second quarter of 2020 from RMB357.0 million in the corresponding period of 2019. Non-GAAP net margin8 increased to 8.5% in the second quarter of 2020 from 8.3% in the corresponding period of 2019.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS9 was RMB7.39 (US$1.05) in the second quarter of 2020, compared to diluted net loss from continuing operations per ADS RMB0.28 in the corresponding period of 2019.

Non-GAAP diluted net income from continuing operations per ADS10 increased by 27.2% to RMB5.57 (US$0.79) in the second quarter of 2020 from RMB4.38 in the corresponding period of 2019.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2020, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of RMB19,360.5 million (US$2,740.3 million). For the second quarter of 2020, net cash from operating activities was RMB840.8 million (US$119.0 million).

SHARES OUTSTANDING

As of June 30, 2020, the Company had a total of 1,616.1 million common shares, or the equivalent of 80.8 million ADSs, outstanding.

Business Outlook

For the third quarter of 2020, the Company expects net revenues to be between RMB5.85 billion and RMB6.00 billion, representing a year-over-year growth of 26.7% to 29.9%, excluding the revenue contribution from Huya in the same period of last year. This forecast considers the potential impact of the COVID-19 outbreak and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China and elsewhere.

8 Non-GAAP net margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc. as a percentage of net revenues.

9 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders of JOYY Inc. divided by weighted average number of diluted ADS.

10 Non-GAAP diluted net income from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

5

Quarterly Dividend

On August 11, 2020, the Company's board of directors approved a quarterly dividend policy for the next three years commencing in the second quarter of 2020. Under the policy, quarterly dividends will be set at approximately US$25.0 million in each fiscal quarter. The board of directors has accordingly declared a dividend of US$0.31 per ADS, or US$0.0155 per common share, for the second quarter of 2020, which is expected to be paid on September 18, 2020 to shareholders of record as of the close of business on September 4, 2020. The ex-dividend date will be September 3, 2020. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

On August 10, 2020, the Company entered into a definitive share transfer agreement with Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), pursuant to which the Company will transfer 30,000,000 Class B ordinary shares of HUYA Inc. (NYSE: HUYA) (“Huya”), a leading game live streaming platform in China, to Tencent for an aggregate purchase price of US$810.0 million in cash. The share transfer is subject to customary closing conditions. Immediately after the closing of such share transfer, the Company would hold 38,374,463 Class B ordinary shares of Huya.

Conference Call Information

The Company will hold a conference call on 9:00 PM U.S. Eastern Time on Wednesday, August 12, 2020 (9:00 AM Beijing/Hong Kong Time on Thursday, August 13, 2020) to discuss the financial results. Details for the conference call are as follows:

Event Title: JOYY’s Second Quarter 2020 Earnings Conference Call

Conference ID: #1085396

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/1085396

6

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

The replay will be accessible through August 20, 2020, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#1085396

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns YY Live, a leading live streaming social media platform in China. In addition, JOYY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; and video communication service and others. JOYY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

7

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc., non-GAAP net margin attributable to controlling interest of JOYY Inc., non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc., and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income from continuing operations is net income from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc. is net income from continuing operations attributable to controlling interest of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc. as a percentage of net revenues. Non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc. is net income from continuing operations attributable to common shareholders of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income from continuing operations attributable to controlling interests of JOYY Inc. is equal to the non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc. Basic and diluted non-GAAP net income from continuing operations per ADS is non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net (loss) income from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

8

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Matthew Zhao

Maggie Yan

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

9

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,780,345	4,756,617	673,255
Restricted cash and cash equivalents	3,500	3,500	495
Short-term deposits	10,027,440	10,171,997	1,439,753
Restricted short-term deposits	653,034	503,040	71,201
Short-term investments	3,402,658	3,925,328	555,594
Accounts receivable, net	675,196	946,684	133,994
Amounts due from related parties	1,709	13,581	1,922
Financing receivables, net	105,344	32,216	4,560
Prepayments and other current assets	569,730	619,324	87,661
Assets held for sale	10,581,013	-	-

Total current assets	28,799,969	20,972,287	2,968,435

Non-current assets
Deferred tax assets	81,819	82,732	11,710
Investments(1)	1,983,483	10,997,816	1,556,640
Property and equipment, net	2,159,674	2,374,904	336,146
Land use rights, net	1,736,544	1,712,496	242,388
Intangible assets, net	3,134,778	2,813,681	398,251
Right-of-use assets, net	172,783	161,688	22,885
Goodwill	12,947,192	13,138,748	1,859,669
Financing receivables, net	129,380	129,389	18,314
Other non-current assets	289,131	346,928	49,104
Assets held for sale	774,730	-	-

Total non-current assets	23,409,514	31,758,382	4,495,107

Total assets	52,209,483	52,730,669	7,463,542

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	120,826	132,177	18,708
Deferred revenue	548,303	572,704	81,061
Advances from customers	99,130	94,948	13,439
Income taxes payable	425,572	432,757	61,253
Accrued liabilities and other current liabilities	3,150,303	3,282,825	464,654
Amounts due to related parties	205,921	31,105	4,403
Lease liabilities due within one year	83,686	99,301	14,055
Short-term loans	557,203	1,062,770	150,425
Liabilities held for sale	2,446,677	-	-

Total current liabilities	7,637,621	5,708,587	807,998

Non-current liabilities
Convertible bonds	5,008,571	5,293,255	749,212
Lease liabilities	92,669	72,496	10,261
Deferred revenue	75,628	66,363	9,393
Deferred tax liabilities	264,639	319,475	45,219
Other non-current liabilities	11,495	-	-
Liabilities held for sale	235,023	-	-

Total non-current liabilities	5,688,025	5,751,589	814,085

Total liabilities	13,325,646	11,460,176	1,622,083

10

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$

Mezzanine equity	466,071	493,531	69,855

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,301,845,404 shares issued and 1,293,162,504 shares outstanding as of December 31, 2019; 1,309,725,264 shares issued and 1,289,554,068 shares outstanding as of June 30, 2020, respectively)	80	80	11
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	24	24	3
Treasury Shares (US$0.00001 par value; 8,682,900 and 20,171,196 shares held as of December 31, 2019 and June 30, 2020, respectively)	(168,072)	(320,858)	(45,415)
Additional paid-in capital	21,921,562	22,372,972	3,166,689
Statutory reserves	149,961	85,282	12,071
Retained earnings	10,272,122	17,691,628	2,504,087
Accumulated other comprehensive income	890,209	919,491	130,146

Total JOYY Inc.’s shareholders’ equity	33,065,886	40,748,619	5,767,592

Non-controlling interests	5,351,880	28,343	4,012

Total shareholders’ equity(2)	38,417,766	40,776,962	5,771,604

Total liabilities, mezzanine equity and
shareholders’ equity	52,209,483	52,730,669	7,463,542

(1) Increase in the amounts of investments was mainly attributable to the Group's investment in Huya. On April 3rd, 2020, Huya ceased to be a subsidiary of the Company and the Company recognized its investment in Huya as an equity method investment.

(2) On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment to shareholders’ equity, amounting to RMB12.1 million, was recognized as of January 1, 2020.

11

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Live streaming(1)	4,001,276	4,481,761	5,607,748	793,725	6,933,814	10,089,509	1,428,077
Others	283,510	255,736	232,344	32,886	500,078	488,080	69,083

Total net revenues	4,284,786	4,737,497	5,840,092	826,611	7,433,892	10,577,589	1,497,160

Cost of revenues(2)	(2,499,048)	(3,008,678)	(3,769,095)	(533,481)	(4,301,268)	(6,777,773)	(959,332)

Gross profit	1,785,738	1,728,819	2,070,997	293,130	3,132,624	3,799,816	537,828

Operating expenses(2)
Research and development expenses	(550,010)	(566,164)	(693,458)	(98,153)	(864,702)	(1,259,622)	(178,288)
Sales and marketing expenses	(979,902)	(932,264)	(909,825)	(128,777)	(1,435,974)	(1,842,089)	(260,731)
General and administrative expenses	(261,645)	(198,136)	(412,714)	(58,416)	(452,258)	(610,850)	(86,460)

Total operating expenses	(1,791,557)	(1,696,564)	(2,015,997)	(285,346)	(2,752,934)	(3,712,561)	(525,479)

Other income	10,075	20,810	40,243	5,696	69,899	61,053	8,641

Operating income	4,256	53,065	95,243	13,480	449,589	148,308	20,990

Interest expenses	(12,268)	(124,515)	(131,656)	(18,635)	(18,487)	(256,171)	(36,259)
Interest income and investment income	81,598	114,393	162,519	23,003	175,302	276,912	39,194
Foreign currency exchange gains (losses), net	13,014	(11,979)	3,246	459	14,721	(8,733)	(1,236)
Gain (loss) on deemed disposal and disposal of investments	-	108,903	(13,444)	(1,903)	-	95,459	13,511
Gain on fair value change of investments	14,291	333,794	708,633	100,300	2,664,134	1,042,427	147,546
Fair value change on derivatives	-	10,346	2,174	308	-	12,520	1,772
Other non-operating expenses	-	(12,000)	(4,257)	(603)	-	(16,257)	(2,301)

Income before income tax expenses	100,891	472,007	822,458	116,409	3,285,259	1,294,465	183,217

Income tax expenses	(122,264)	(144,456)	(187,246)	(26,503)	(227,267)	(331,702)	(46,949)

(Loss) income before share of income (loss) in equity method investments, net of income taxes	(21,373)	327,551	635,212	89,906	3,057,992	962,763	136,268

Share of income (loss) in equity method investments, net of income taxes	6,991	(12,091)	(23,544)	(3,332)	14,148	(35,635)	(5,044)

Net (loss) income from continuing operations	(14,382)	315,460	611,668	86,574	3,072,140	927,128	131,224

Net income from discontinued operations(3)	121,801	171,226	6,343,255	897,830	185,261	6,514,481	922,065

Net income	107,419	486,686	6,954,923	984,404	3,257,401	7,441,609	1,053,289

Less: Net income (loss) attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	65,342	100,021	(43,062)	(6,095)	94,891	56,959	8,062

Net income attributable to controlling interest of JOYY Inc.	42,077	386,665	6,997,985	990,499	3,162,510	7,384,650	1,045,227

Including:
Net (loss) income from continuing operations attributable to controlling interest of JOYY Inc.	(6,140)	320,138	619,426	87,674	3,086,265	939,564	132,987
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	48,217	66,527	6,378,559	902,825	76,245	6,445,086	912,240

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	9,476	9,705	9,865	1,396	18,841	19,570	2,770
Cumulative dividend on subsidiary’s Series A Preferred Shares	6,811	6,975	7,090	1,004	13,541	14,065	1,991

Net income attributable to common shareholders of JOYY Inc.	25,790	369,985	6,981,030	988,099	3,130,128	7,351,015	1,040,466

Including:
Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(22,427)	303,458	602,471	85,274	3,053,883	905,929	128,226
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	48,217	66,527	6,378,559	902,825	76,245	6,445,086	912,240

12

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income (loss) per ADS
—Basic	0.32	4.63	87.69	12.41	42.06	92.12	13.04
Continuing operations	(0.28)	3.79	7.57	1.07	41.04	11.35	1.61
Discontinued operations	0.60	0.84	80.12	11.34	1.02	80.77	11.43
—Diluted	0.28	4.49	85.68	12.13	41.31	90.20	12.76
Continuing operations	(0.28)	3.73	7.39	1.05	40.38	11.12	1.57
Discontinued operations	0.56	0.76	78.29	11.08	0.93	79.08	11.19

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	79,682,966	79,980,844	79,609,517.04	79,609,517	74,418,556	79,795,181	79,795,181
—Diluted	79,682,966	81,410,241	81,477,788.68	81,477,788	75,764,380	81,446,128	81,446,128

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

PRC	3,108,244	2,819,599	2,965,737	419,773	5,748,282	5,785,336	818,861
Non-PRC	893,032	1,662,162	2,642,011	373,952	1,185,532	4,304,173	609,216

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	11,334	11,649	9,637	1,364	21,623	21,286	3,013
Research and development expenses	146,098	88,000	92,465	13,088	204,881	180,465	25,542
Sales and marketing expenses	2,545	1,915	2,024	286	3,617	3,939	558
General and administrative expenses	55,696	45,202	91,019	12,883	99,495	136,221	19,281

(3)	Gain from the disposal and deconsolidation amounted to around RMB6.4 billion was reported as part of the net income from discontinued operations in the second quarter of 2020.

13

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	4,256	53,065	95,243	13,480	449,589	148,308	20,990
Share-based compensation expenses	215,673	146,766	195,145	27,621	329,616	341,911	48,394
Impairment of goodwill and investments	-	-	43,861	6,208	-	43,861	6,208
Amortization of intangible assets from business acquisitions	188,740	186,189	175,043	24,776	250,740	361,232	51,129

Non-GAAP operating income	408,669	386,020	509,292	72,085	1,029,945	895,312	126,721

Net (loss) income from continuing operations	(14,382)	315,460	611,668	86,574	3,072,140	927,128	131,224
Share-based compensation expenses	215,673	146,766	195,145	27,621	329,616	341,911	48,394
Impairment of goodwill and investments	-	-	43,861	6,208	-	43,861	6,208
Amortization of intangible assets from business acquisitions	188,740	186,189	175,043	24,776	250,740	361,232	51,129
(Gain) loss on deemed disposal and disposal of investments	-	(108,903)	13,444	1,903	-	(95,459)	(13,511)
Gain on fair value change of investments(1)	(14,291)	(333,794)	(708,633)	(100,300)	(2,664,134)	(1,042,427)	(147,546)
Reconciling items on the share of equity method investments(1)	959	2,433	8,805	1,246	(4,536)	11,238	1,591
Fair value change on derivative	-	(10,346)	(2,174)	(308)	-	(12,520)	(1,772)
Interest expenses related to the convertible bonds’ amortization to face value	4,287	102,242	106,908	15,132	4,287	209,150	29,603
Income tax effects on non-GAAP adjustments	(31,891)	20,555	42,452	6,009	(48,887)	63,007	8,918

Non-GAAP net income from continuing operations	349,095	320,602	486,519	68,861	939,226	807,121	114,238

Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(22,427)	303,458	602,471	85,274	3,053,883	905,929	128,226
Share-based compensation expenses	215,673	146,766	195,145	27,621	329,616	341,911	48,394
Impairment of goodwill and investments	-	-	43,861	6,208	-	43,861	6,208
Amortization of intangible assets from business acquisitions	188,740	186,189	175,043	24,776	250,740	361,232	51,129
(Gain) loss on deemed disposal and disposal of investments	-	(108,903)	13,444	1,903	-	(95,459)	(13,511)
Gain on fair value change of investments	(14,291)	(333,794)	(708,633)	(100,300)	(2,664,134)	(1,042,427)	(147,546)
Reconciling items on the share of equity method investments	959	2,433	8,805	1,246	(4,536)	11,238	1,591
Fair value change on derivative	-	(10,346)	(2,174)	(308)	-	(12,520)	(1,772)
Interest expenses related to the convertible bonds’ amortization to face value	4,287	102,242	106,908	15,132	4,287	209,150	29,603
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	16,287	16,680	16,955	2,400	32,382	33,635	4,761
Income tax effects on non-GAAP adjustments	(31,891)	20,555	42,452	6,009	(48,887)	63,007	8,918
Non-GAAP adjustments for net income (loss) attributable to the non-controlling interest shareholders	(342)	1,276	(688)	(97)	(819)	588	83

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	356,995	326,556	493,589	69,864	952,532	820,145	116,084

Non-GAAP net income from continuing operations per ADS
—Basic	4.48	4.08	6.20	0.88	12.80	10.28	1.46
—Diluted	4.38	3.76	5.57	0.79	12.59	9.33	1.32
Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
—Basic	79,682,966	79,980,844	79,609,517	79,609,517	74,418,556	79,795,181	79,795,181
—Diluted	81,855,180	91,837,341	91,904,888	91,904,888	75,764,380	91,873,228	91,873,228

(1)	Gain (loss) on fair value change of equity investees’ investments was reclassified to the reconciling items on the equity method investments from gain on fair value change of investments
14

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2020

	YY	Bigo	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,661,788	2,945,960	-	5,607,748	793,725
Others	115,618	116,726	-	232,344	32,886

Total net revenues	2,777,406	3,062,686	-	5,840,092	826,611

Cost of revenues(2)	(1,583,125)	(2,185,970)	-	(3,769,095)	(533,481)

Gross profit	1,194,281	876,716	-	2,070,997	293,130
Operating expenses(2)
Research and development expenses	(292,459)	(400,999)	-	(693,458)	(98,153)
Sales and marketing expenses	(224,955)	(684,870)	-	(909,825)	(128,777)
General and administrative expenses	(232,427)	(180,287)	-	(412,714)	(58,416)

Total operating expenses	(749,841)	(1,266,156)	-	(2,015,997)	(285,346)

Other income	31,679	8,564	-	40,243	5,696

Operating income (loss)	476,119	(380,876)	-	95,243	13,480

Other non-operating expenses	-	(4,257)	-	(4,257)	(603)
Interest expenses	(126,282)	(14,231)	8,857	(131,656)	(18,635)
Interest income and investment income	171,299	77	(8,857)	162,519	23,003
Foreign currency exchange gains, net	2,839	407	-	3,246	459
Fair value change on derivatives	2,174	-	-	2,174	308
Loss on deemed disposal and disposal of investments	(13,444)	-	-	(13,444)	(1,903)
Gain on fair value change of investments	708,633	-	-	708,633	100,300

Income (loss) before income tax expenses	1,221,338	(398,880)	-	822,458	116,409

Income tax (expenses) benefits	(203,468)	16,222	-	(187,246)	(26,503)

Income (loss) before share of loss in equity method investments, net of income taxes	1,017,870	(382,658)	-	635,212	89,906

Share of loss in equity method investments, net of income taxes	(23,544)	-	-	(23,544)	(3,332)

Net income (loss) from continuing operations	994,326	(382,658)	-	611,668	86,574

15

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2020

	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	1,103	8,534	9,637	1,364
Research and development expenses	26,528	65,937	92,465	13,088
Sales and marketing expenses	816	1,208	2,024	286
General and administrative expenses	53,199	37,820	91,019	12,883

16

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2020

	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	476,119	(380,876)	95,243	13,480
Share-based compensation expenses	81,646	113,499	195,145	27,621
Impairment of goodwill and investments	43,861	-	43,861	6,208
Amortization of intangible assets from business acquisitions	-	175,043	175,043	24,776

Non-GAAP operating income (loss)	601,626	(92,334)	509,292	72,085

Net income (loss) from continuing operations	994,326	(382,658)	611,668	86,574
Share-based compensation expenses	81,646	113,499	195,145	27,621
Impairment of goodwill and investments	43,861	-	43,861	6,208
Amortization of intangible assets from business acquisitions	-	175,043	175,043	24,776
Loss on deemed disposal and disposal of investments	13,444	-	13,444	1,903
Gain on fair value change of investments	(708,633)	-	(708,633)	(100,300)
Reconciling items on the share of equity method investments	8,805	-	8,805	1,246
Fair value change on derivatives	(2,174)	-	(2,174)	(308)
Interest expenses related to the convertible bonds’ amortization to face value	106,908	-	106,908	15,132
Income tax effects on non-GAAP adjustments	65,180	(22,728)	42,452	6,009

Non-GAAP net income (loss) from continuing operations	603,363	(116,844)	486,519	68,861

17

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2020

	YY	Bigo	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,509,431	1,972,330	-	4,481,761	632,946
Others	121,141	134,595	-	255,736	36,117

Total net revenues	2,630,572	2,106,925	-	4,737,497	669,063

Cost of revenues(2)	(1,540,085)	(1,468,593)	-	(3,008,678)	(424,907)

Gross profit	1,090,487	638,332	-	1,728,819	244,156
Operating expenses(2)
Research and development expenses	(269,811)	(296,353)	-	(566,164)	(79,958)
Sales and marketing expenses	(258,994)	(673,270)	-	(932,264)	(131,661)
General and administrative expenses	(114,940)	(83,196)	-	(198,136)	(27,982)

Total operating expenses	(643,745)	(1,052,819)	-	(1,696,564)	(239,601)

Other income	14,710	6,100	-	20,810	2,939

Operating income (loss)	461,452	(408,387)	-	53,065	7,494

Other non-operating expenses	(10,000)	(2,000)	-	(12,000)	(1,695)
Interest expenses	(122,238)	(16,050)	13,773	(124,515)	(17,585)
Interest income and investment income	127,592	574	(13,773)	114,393	16,155
Foreign currency exchange losses, net	(5,436)	(6,543)	-	(11,979)	(1,692)
Fair value change on derivative	10,346	-	-	10,346	1,461
Gain on deemed disposal and disposal of investments	108,903	-	-	108,903	15,380
Gain on fair value change of investments	333,794	-	-	333,794	47,141

Income (loss) before income tax expenses	904,413	(432,406)	-	472,007	66,659

Income tax (expenses) benefits	(163,393)	18,937	-	(144,456)	(20,401)

Income (loss) before share of loss in equity method investments, net of income taxes	741,020	(413,469)	-	327,551	46,258

Share of loss in equity method investments, net of income taxes	(12,091)	-	-	(12,091)	(1,708)

Net income (loss) from continuing operations	728,929	(413,469)	-	315,460	44,550

18

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2020

	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	2,732	8,917	11,649	1,645
Research and development expenses	20,398	67,602	88,000	12,428
Sales and marketing expenses	793	1,122	1,915	270
General and administrative expenses	36,768	8,434	45,202	6,384

19

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2020

	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	461,452	(408,387)	53,065	7,494
Share-based compensation expenses	60,691	86,075	146,766	20,727
Amortization of intangible assets from business acquisitions	-	186,189	186,189	26,295

Non-GAAP operating income (loss)	522,143	(136,123)	386,020	54,516

Net income (loss) from continuing operations	728,929	(413,469)	315,460	44,550
Share-based compensation expenses	60,691	86,075	146,766	20,727
Amortization of intangible assets from business acquisitions	-	186,189	186,189	26,295
Gain on deemed disposal and disposal of investments	(108,903)	-	(108,903)	(15,380)
Gain on fair value change of investments	(333,794)	-	(333,794)	(47,141)
Reconciling items on the share of equity method investments	2,433	-	2,433	344
Fair value change on derivatives	(10,346)	-	(10,346)	(1,461)
Interest expenses related to the convertible bonds’ amortization to face value	102,242	-	102,242	14,439
Income tax effects on non-GAAP adjustments	44,747	(24,192)	20,555	2,903

Non-GAAP net income (loss) from continuing operations	485,999	(165,397)	320,602	45,276

20

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2019

	YY	Bigo	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,863,058	1,138,218	-	4,001,276	582,852
Others	190,758	92,752	-	283,510	41,298

Total net revenues	3,053,816	1,230,970	-	4,284,786	624,150

Cost of revenues(2)	(1,627,744)	(871,304)	-	(2,499,048)	(364,027)

Gross profit	1,426,072	359,666	-	1,785,738	260,123
Operating expenses(2)
Research and development expenses	(241,253)	(308,757)	-	(550,010)	(80,118)
Sales and marketing expenses	(335,602)	(644,300)	-	(979,902)	(142,739)
General and administrative expenses	(171,032)	(90,613)	-	(261,645)	(38,113)

Total operating expenses	(747,887)	(1,043,670)	-	(1,791,557)	(260,970)

Other income	8,602	1,473	-	10,075	1,468

Operating income (loss)	686,787	(682,531)	-	4,256	621

Interest expenses	(12,268)	(4,201)	4,201	(12,268)	(1,787)
Interest income and investment income	84,791	1,008	(4,201)	81,598	11,886
Foreign currency exchange (losses) gains, net	(4,181)	17,195	-	13,014	1,896
Gain on fair value change of investments	14,291	-	-	14,291	2,082

Income (loss) before income tax expenses	769,420	(668,529)	-	100,891	14,698

Income tax (expenses) benefits	(160,152)	37,888	-	(122,264)	(17,810)

Income (loss) before share of income in equity method investments, net of income taxes	609,268	(630,641)	-	(21,373)	(3,112)

Share of income in equity method investments, net of income taxes	6,991	-	-	6,991	1,018

Net income (loss) from continuing operations	616,259	(630,641)	-	(14,382)	(2,094)

21

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2019

	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	1,955	9,379	11,334	1,651
Research and development expenses	28,053	118,045	146,098	21,282
Sales and marketing expenses	655	1,890	2,545	371
General and administrative expenses	43,189	12,507	55,696	8,113

22

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2019

	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	686,787	(682,531)	4,256	621
Share-based compensation expenses	73,852	141,821	215,673	31,417
Amortization of intangible assets from business acquisitions	-	188,740	188,740	27,493

Non-GAAP operating income (loss)	760,639	(351,970)	408,669	59,531

Net income (loss) from continuing operations	616,259	(630,641)	(14,382)	(2,094)
Share-based compensation expenses	73,852	141,821	215,673	31,417
Amortization of intangible assets from business acquisitions	-	188,740	188,740	27,493
Gain on fair value change of investments	(14,291)	-	(14,291)	(2,082)
Reconciling items on the share of equity method investments	959	-	959	140
Interest expenses related to the convertible bonds’ amortization to face value	4,287	-	4,287	624
Income tax effects on non-GAAP adjustments	1,421	(33,312)	(31,891)	(4,645)

Non-GAAP net income (loss) from continuing operations	682,487	(333,392)	349,095	50,853

23